Exhibit 99.6

AURIS MEDICAL

HOLDING AG,

ZUG

Interim Balance Sheet for the Period Ended September 30, 2017 and Report of the Independent Auditor

Deloitte AG General-Guisan-Quai 38 8022 Zurich Switzerland Phone: +41 (0)58 279 6000 Fax: +41 (0)58 279 6600 www.deloitte.ch

Report of the independent auditor

To the Board of Directors of

Auris Medical Holding AG, Zug

We have been appointed by the Board of Directors to examine the accompanying interim balance sheet of of Auris Medical Holding AG (the “Company”) as of September 30, 2017. The interim balance sheet of the Company was prepared in accordance with Swiss Merger Act (“Fusionsgesetz” - FusG); article 11, para. 2 and the accounting, presentation and valuation principles stated in Swiss law applicable for annual financial statements.

Board of Directors’ Responsibility

The Board of Directors is responsible for the preparation of the interim balance sheet in accordance with the requirements of article 11, para. 2 FusG and the accounting, presentation and valuation principles in accordance with Swiss law applicable for annual financial statements. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of the interim balance sheet that is free from material misstatement, whether due to fraud or error.

Independent Auditor’s Responsibility

Our responsibility is to express an opinion on this interim balance sheet based on our examination. We conducted our examination in accordance with the Swiss audit guidance in the context of merger, splits, and conversions (“Schweizer Prüfungshinweis 30: Prüfungen nach dem Bundesgesetz über die Fusion, Spaltung, Umwandlung and Vermögensübertragung” - PH 30). This guidance requires that we comply with the ethical requirements, and that we plan and perform the examination to obtain limited assurance whether the interim balance sheet was prepared in accordance with article 11, para. 2 FusG and the accounting, presentation and valuation principles stated in Swiss law applicable for annual financial statements.

Our examination consists primarily of inquiries of company personnel and analytical procedures as well as detailed tests of company documents as considered necessary in the circumstances. However, the testing of operational processes and the internal control system, as well as inquiries and further testing procedures to detect fraud or other legal violations, are not within the scope of this examination.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Deloitte AG General-Guisan-Quai 38 8022 Zurich Switzerland Phone: +41 (0)58 279 6000 Fax: +41 (0)58 279 6600 www.deloitte.ch

Opinion

Based on our examination, nothing has come to our attention that causes us to believe that the interim balance sheet is not prepared in accordance with article 11, para. 2 FusG and the accounting, presentation and valuation principles stated in Swiss law applicable for annual financial statements.

Deloitte AG

Matthias Gschwend	Adrian Kaeppeli
Licensed Audit Expert	Licensed Audit Expert

Zurich, January 29, 2018

MGS/AKA/RMA

Enclosures

- Interim balance sheet as at September 30, 2017

AURIS MEDICAL HOLDING AG, ZUG
INTERIM BALANCE SHEET AS AT SEPTEMBER 30, 2017

	30.09.2017 in CHF	31.12.2016 in CHF

ASSETS

Current assets	19,103,455	31,790,535
Cash and cash equivalents	19,016,421	31,556,105
Other short-term receivables	87,034	79,295
Trade receivables third parties	84,069	79,295
Trade receivables group	2,965	—
Prepaid expenses	—	155,135

Non-current assets	90,017,087	73,073,814
Other long-term receivables	79,916,930	62,973,657
Intercompany loans, subordinated	79,916,930	62,973,657
Investments in subsidiaries	10,100,157	10,100,157

TOTAL ASSETS	109,120,542	104,864,349

LIABILITIES AND EQUITY

Current liabilities	5,499,526	3,588,505
Short-term payables	709,011	739,109
Trade payables third parties	49,225	156,872
Trade payables group	659,786	582,237
Other short-term payables	4,408,543	2,613,159
Loan	4,406,208	2,590,857
Other payables	2,335	22,302
Accrued expenses	381,971	236,237

Non-Current liabilities	7,362,537	10,886,981
Loan	6,666,787	10,154,143
Provision	695,750	732,838

Equity	96,258,480	90,388,863
Share capital	17,731,881	13,731,881
Legal capital reserves	120,570,367	114,879,634
Reserves from capital contribution	114,671,822	114,671,822
Other capital reserve	5,898,545	207,812
Accumulated deficit	-42,043,769	-38,222,652
Loss for the year	-3,490,826	-3,393,256
Loss carryforward	-38,552,943	-34,829,396

TOTAL LIABILITIES AND EQUITY	109,120,542	104,864,349